

Mail Stop 4628

September 14, 2016

Via E-Mail
Mr. Timothy S. Shear
Chief Executive Officer
Capital City Energy Group, Inc.
1335 Dublin Road, Suite 122-D
Columbus, Ohio 43215

> **Re: Capital City Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Response dated August 5, 2016**
> **File No. 333-140806**

Dear Mr. Shear:

We have reviewed your August 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Properties, page 10

Oil and Gas Disclosures, page 10

General, page 10

1.   Please revise your disclosure to resolve the apparent inconsistencies relating to the varying number of wells identified on pages 10, 11 and in the revised reserves report dated August 5, 2016. Alternatively, if you believe there is an appropriate reason for these differences, then please expand your disclosure to explain the reason for the varying number of wells identified in your discussion.

Proved Oil and Gas Reserves, page 11

2.   It appears that the disclosure of the equivalent amounts of your proved reserves is incorrectly labeled "total gas equivalents (Boe)", rather than total <u>oil</u> equivalents (Boe). Please revise your disclosure as necessary to clarify.

Management's Discussion and Analysis and Plan of Operation, page 18

Results of Operations for the Year Ended December 31, 2014, page 19

Revenues, page 19

3.   We note a difference between the oil and natural gas production figures that you report as of December 31, 2014 on page 19 and the corresponding information that appears on page 10 of the draft Form 10-K/A. Please revise your disclosure to resolve the inconsistencies in your production figures.

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page 39

Oil and Gas Producing Activities, page 39

Net Proved Reserve Summary, page 41

4.   We note a difference between the crude oil, natural gas and Boe figures that you report in your draft amendment as of December 31, 2013 and for the balance at the beginning of 2013, e.g. as of December 31, 2012, and the corresponding information previously reported in your Form 10-K for the fiscal year ended December 31, 2013 on page 19. Please revise the disclosure in your draft Form 10-K to resolve the apparent inconsistencies relating to your previously disclosed reserves figures or explain why you believe a revision in these figures is necessary.

5.   We also note a difference between the 2013 production figure of 8,982 Boe presented in the draft Form 10-K/A on page 41 and the corresponding production figure of 9,888 Boe presented on page 10. Please revise your disclosure to resolve the inconsistencies in your production figures.

6.   We note your response to comment 13 and the revisions made in the reserves report as of December 31, 2014 prepared by Shumway Resources, LLC and dated August 5, 2016 to remove certain reserves held by an unrelated third-party. However, it does not appear

that you incorporated the information from the revised reserves report into the draft Form 10-K/A. Please revise the disclosures presented in the draft Form 10-K/A to resolve the apparent inconsistencies corresponding to your reserves and the changes therein presented on pages 12, 41 and 42, respectively, and the future cash inflows, production and development costs relating to your standardized measure and the changes therein presented on pages 44 and 45, respectively.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page 44

7.   Please expand your discussion to clarify that the future production and development costs used in calculating the standardized measure incorporate the anticipated cash outflows pertaining to your asset retirement obligations if true. Also disclose that the previously reported figures relating to your standardized measure as of December 31, 2013 have been revised to incorporate such costs.

Exhibit 23.1

8.   We note your response to comment 14 indicating that the anticipated cash outflows pertaining to your asset retirement obligations were incorporated into the calculation of the standardized measure by the Company, as represented in your draft Form 10-K/A, as such costs were *not included* in the reserve report projections prepared by Shumway Resources, LLC. However, we also note disclosure on page 5 of the revised reserves report dated August 5, 2016 stating "future expenses for plugging or abandonment were considered when appropriate." Please ask your third party engineer to indicate the extent to which such costs have been reflected in the future net income total of $484,037, or to clarify if the future expenses for plugging or abandonment were not considered at the Company's request. Please clarify whether the difference between this amount and the net of the future cash inflows and future production and development costs presented in your draft Form 10-K/A (amounting to $106,659) represent the future expenses for plugging and abandonment, or if not specify the reason for this difference.

9.   Please obtain and file a revised reserves report to correct an apparent typographical error resulting in the disclosure of 15,517 MBbl of oil and 4,914 MMcf on page two of the report. Refer to the correct figures presented in the table on page three.

10.   Please obtain and file a revised reserves report that presents the volume weighted average realized price of crude oil and natural gas after adjustments for transportation, quality and basis differentials, as applicable. This information should be included in the report as part of the primary economic assumptions pursuant to Item 1202(a)(8)(v) of Regulation S-K.

You may contact John Hodgin, Petroleum Engineer at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources